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<FILENAME>mcg13d.txt




SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __N/A______)



Leap Wireless International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

521863100
(CUSIP Number)

William Daniel Sullivan
Howrey Simon Arnold & White, LLP
1299 Pennsylvania Ave. N.W.
Washington, D.C. 20004
(202) 383-7216
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 7, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]



CUSIP No. 521863100


1.
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
MCG PCS, Inc. I.D. NO. 59-3048204

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3.
SEC USE ONLY

4.
SOURCE OF FUNDS (SEE INSTRUCTIONS)
    OO - Sale of FCC licenses for PCS wireless use

5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)

6.
CITIZENSHIP OR PLACE OF ORGANIZATION
   Maryland

NUMBER OF
SHARES
BENEFICIALLY
OWNED
BY EACH
REPORTING
PERSON
WITH

7.
SOLE VOTING POWER

21,020,431

8.
SHARED VOTING POWER

none

9.
SOLE DISPOSITIVE POWER

21,020,431

10.
SHARED DISPOSITIVE POWER

none

11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,020,431

12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.9%

14.
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 521863100


1.
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Michael C. Gelfand

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3.
SEC USE ONLY

4.
SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO - Sale of FCC licenses for PCS wireless use

5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGSIS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)

6.
CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF
SHARES
BENEFICIALLY
OWNED
BY EACH
REPORTING
PERSON
WITH

7.
SOLE VOTING POWER

21,020,431

8.
SHARED VOTING POWER

none

9.
SOLE DISPOSITIVE POWER

21,020,431

10.
SHARED DISPOSITIVE POWER

none

11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,020,431

12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.9%

14.
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1.		Security and Issuer
Leap Wireless International, Inc.
10307 Pacific Center Court
San Diego, CA  92121

Item 2.		Identity and Background
	This statement is being filed by MCG PCS, Inc., a Maryland corporation, and by Michael C. Gelfand, who is the President, sole director, and sole shareholder of that corporation. The interests reported herein with respect to Michael C. Gelfand are beneficial interests solely as a result of those capacities.
	The address of MCG PCS, Inc. is 4915 Auburn Avenue, Suite 200, Bethesda,Maryland 20814. Its business is investment in personal communications system (PCS) licenses issued by the Federal
Communications Commission.
	The address of Michael C. Gelfand is P.O. Box 389, Palm Beach, Florida, 33480. His business is a medical doctor, practicing under his wholly owned corporation, Michael C. Gelfand. M.D., P.A., the address of which is 4915 Auburn Avenue, Suite 200, Bethesda, Maryland  20814
	Neither MCG PCS, Inc. nor Michael C. Gelfand has,in the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and neither MCG PCS, Inc. nor Michael C. Gelfand has, within the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either MCG PCS, Inc. or Michael C. Gelfand was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding andy violation with respect to such laws.


Item 3.		Source and Amount of Funds or Other Consideration
	The securities which are the suject of this filing were issued by the issuer in part payment of a sale of PCS licenses by MCG PCS, Inc. (directly and through MCG PCS Licensee Corporation) pursuant to a contract dated September 1, 2000, under which issuer had an option to pay part of the consideration by the issuance of its common stock. A dispute arose between the parties regarding the amount and form of such consideration payable. That dispute was finally resolved on October 7, 2002, by a decision of the Arbitrator appointed to resolve the dispute pursuant to proceedings before the American Arbitration Association, and certificate for 21,020,431 shares of common stock of the issuer was delivered to MCG PCS, Inc. on October 11, 2002, in full satisfaction of the arbitral award.

Item 4.		Purpose of Transaction
	The purpose of the transaction was to receive payment pursuant to the arbitral award. Neither MCG PCS, Inc. nor Michael C. Gelfand has any present intention with respect to such securities other than to hold them for investment and/or to sell such securities as market conditions warrant.


Item 5.		Interest in Securities of the Issuer
	MCG PCS, Inc. holds 21,020,431 shares of Leap Wireless International Inc. common stock, which is 35.9% of the issued and outstanding common stock if the issuer. It has sole power to vote or direct the vote of 21,020,431 shares and no shared power.
	Michael C. Gelfand has the same powers as MCG PCS, Inc. with respect to the same shares of stock by virtue of his ownership in and control over MCG PCS, Inc.
	Neither MCG PCS, Inc. nor Michael C. Gelfand has engaged in any transaction with respect to any of the shares of stock herein reported.

Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer
	None.


Item 7.	Material to Be Filed as Exhibits
        None.

Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 16, 2002

MCG PCS, INC.

by:/s/Michael C. Gelfand
   Michael C. Gelfand
   President, sole director, and sole shareholder

/s/MICHAEL C. GELFAND
MICHAEL C. GELFAND